UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

LaserLock Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

51807L101

(CUSIP Number)

VerifyMe, Inc.
c/o Nix Patterson & Roach, L.L.P.
205 Linda Drive
Daingerfield, TX 75638
Attention: Claudio Ballard
(903) 645-7333

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

with a copy to:

Stephen M. Besen
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022-6069
(212) 848-4000

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 51807L101	Page 2 of 11 Pages

1		NAME OF REPORTING PERSONS VerifyMe, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 32,222,222
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 32,222,222
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,222,222
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0%
14		TYPE OF REPORTING PERSON (See Instructions) CO

Page 2 of 11 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Shares”), issued by LaserLock Technologies, Inc., a Nevada corporation (the “Company”), on behalf of the Reporting Person (as defined in Item 2 hereto).  The Company’s principal executive office is located at 837 Lindy Lane, Bala Cynwyd, PA 19004.

Item 2.	Identity and Background.

This Schedule 13D is being filed by VerifyMe, Inc. (the “Reporting Person” or “VerifyMe”), a corporation formed under the laws of Texas, whose voting stock is wholly owned by Identity Validation Products, LLC (“IVP”).  The address of the principal office of VerifyMe, Inc. is 205 Linda Drive, Daingerfield, TX  75638.  The principal business of VerifyMe is developing, licensing and providing services and technology relating to identity validation.

IVP is a limited liability company organized under the laws of Texas.  Mr. Claudio Ballard is the sole managing member of IVP and, as a result, Mr. Ballard may be deemed to control IVP.  The address of the principal office of IVP is 205 Linda Drive, Daingerfield, TX  75638.  The principal business of IVP is providing services and technology relating to identity validation.

Set forth on Schedules A-1 and A-2 to this Schedule 13D, and incorporated herein by reference, is a list of the executive officers and directors of VerifyMe and the managing member of IVP that contain the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment; and (iv) citizenship.

During the last five years, the Reporting Person has not and, to the best knowledge of the Reporting Person, none of the persons named on Schedules A-1 and A-2 hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 3 of 11 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

In October 2012, VerifyMe received (i) 5,555,556 Shares and (ii) warrants to purchase 5,555,556 Shares at an exercise price of $0.10 per Share with a term of three years, in exchange for an aggregate purchase price paid of $250,000.  The October 2012 warrants are not exercisable until April 2013.

In a subsequent transaction, VerifyMe and the Company entered into the following agreements: (i) an Investment Agreement (the “Investment Agreement”), dated as of December 31, 2012, by and between the Company and VerifyMe, pursuant to which VerifyMe purchased for $1,000,000 cash, 22,222,222 Shares and a warrant to purchase an additional 22,222,222 Shares, (ii) a Patent and Technology License Agreement (the “Patent License Agreement”), pursuant to which VerifyMe licensed its intellectual property to the Company in exchange for, among other things, an immediate grant to VerifyMe of 2,222,222 Shares and a warrant to purchase an additional 2,222,222 Shares, and certain other future contingent payments, (iii) an Asset Purchase Agreement (the “APA”), pursuant to which VerifyMe sold certain of its trademark rights, software and domain name rights to the Company, in exchange for the Company’s grant to VerifyMe of 2,222,222 Shares and a warrant to purchase an additional 2,222,222 Shares, and (iv) a Technology and Services Agreement, pursuant to which VerifyMe paid $1,000,000, in exchange for certain technology services to be provided by the Company to VerifyMe and a warrant to purchase 22,222,222 Shares.

VerifyMe used available cash on hand to fund the cash payments used as consideration for the purchase of the Shares and warrants to purchase Shares under the Investment Agreement.

Item 4.	Purpose of Transaction.

The Reporting Person acquired the Shares covered by this Schedule 13D for the purpose of making a strategic investment in the Company, including by transferring and licensing certain intellectual property rights to the Company.  The Reporting Person intends to work with the Company to assist the Company in developing and marketing its intellectual property rights, including the intellectual property rights licensed or sold to it by the Reporting Person.  The Reporting Person intends to continuously review its position in the Company.  Depending on further evaluations of the business prospects of the Company and other developments, including but not limited to, general economic and business conditions and market conditions, VerifyMe may, at any time or from time to time, seek to purchase additional Shares and/or warrants to purchase Shares in the Company (including the purchase of shares of preferred stock of the Company as described in Item 6), sell, transfer or otherwise dispose of all or a portion of the Shares and warrants owned by it or take any other available course of action, which could involve one or more of the types of transactions or actions specified in Items 4 (a) through (j) of Schedule 13D.  Notwithstanding anything herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters.

Pursuant to the terms of the Investment Agreement and subject to applicable laws and regulations, the Reporting Person has the right to nominate two persons to the Company’s board of directors (the “Board”), and to appoint two VerifyMe designees as non-voting observers to the Board and two VerifyMe designees as non-voting advisors to each advisory committee of the Board.

Page 4 of 11 Pages

Except as set forth in this Item 4 or in Item 6 hereto, the Reporting Person has no current intention to effect a transaction or engage in activities which relate to or would result in any of the actions specified in clauses (a) through (j) of Schedule 13D of the Act.

In addition, the matters set forth in Item 6 below are incorporated in this Item 4 by reference as if fully set forth herein.

Item 5.	Interest in Securities of the Company.

The responses of the Reporting Person to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

(a)-(b)     The percentages used herein are calculated based upon 201,781,443 Shares outstanding as disclosed to the Reporting Person by the Company.

As of the date of this Schedule 13D, the Reporting Person beneficially owned in the aggregate 32,222,222 Shares.  Such Shares constitute approximately 16.0% of the outstanding Shares.

The Reporting Person has the sole power to vote or direct the vote of and to dispose of or direct the disposition of all of the Shares beneficially owned by it.  IVP is the owner of all of the voting stock of the Reporting Person.  Each of IVP, as the owner of all the voting stock of the Reporting Person, and Mr. Ballard, as the managing member of IVP, may be deemed to share the power to vote and dispose of the Shares owned by the Reporting Person and be deemed to beneficially own such Shares.  Each of IVP and Mr. Ballard disclaims beneficially ownership of such Shares.

In addition, the Reporting Person holds warrants to purchase an additional 54,444,444 Shares, consisting of: (i) a warrant to purchase 5,555,556 Shares pursuant to the October 2012 transaction (as described in Item 3), (ii) a warrant to purchase 22,222,222 Shares pursuant to the Investment Agreement, (iii) a warrant to purchase 2,222,222 Shares pursuant to the Patent License Agreement, (iv) a warrant to purchase 2,222,222 Shares pursuant to the APA, and (v) a warrant to purchase 22,222,222 Shares pursuant to the Technology and Services Agreement.  Each of such warrants has a six-month vesting period and has been excluded from the above calculations.  If such warrants were currently exercisable, the aggregate number of Shares owned by VerifyMe would constitute approximately 33.8% of the outstanding Shares after giving effect to the exercise of such warrants.

(c)           Except for the transactions described herein, there were no transactions effected in the past sixty days in the Shares by the Reporting Person.

(d)           To the knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares that are the subject of this Schedule 13D.

(e)           Not applicable.

Page 5 of 11 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

The responses to Items 3 and 4 are incorporated herein by reference.

Investment Agreement

On December 31, 2012, VerifyMe entered into the Investment Agreement with the Company.  Subject to the terms and conditions of the Investment Agreement, VerifyMe purchased, in exchange for cash in the amount of $1,000,000, 22,222,222 Shares and a warrant to purchase an additional 22,222,222 Shares.

In addition to customary covenants, the Company will not, without VerifyMe’s consent, (i) issue or sell any preferred stock or any other equity securities having a preference on liquidity senior to Shares, (ii) acquire or divest any business organization or any division thereof or any material amount of assets, (iii) incur indebtedness, issue debt securities, or become responsible for the obligations of any person or make loans, advances, capital contributions or investment in any person, (iv) perform certain actions related to the Company’s business plan, (v) enter into any transaction with any of its affiliates, or (vi) amend or restate the Company’s Amended and Restatement Certificate of Incorporation.  Additionally, if the Company issues or sells any Shares or common stock equivalents at a price per share lower than the lesser of (i) the prevailing market price per share of Shares or common stock equivalents at the time of issuance or sale or (ii) $0.045 per share (such price, a “Lower Price”), then (i) on the date of such issuance or sale, the Company will issue to VerifyMe a number of Shares equal to (x) the number of Shares multiplied by (1) $0.045 divided by (2) the Lower Price minus (y) the number of Shares minus (z) all Shares previously issued to VerifyMe under such covenant.  In addition, if the Company receives a bona fide binding offer from a third party under which such third party would purchase Shares or common stock equivalents at a Lower Price, VerifyMe will have a right of first refusal with respect to such offer.

The Company also grants VerifyMe a right, until December 31, 2014, to receive equity securities or other securities convertible into equity securities of the Company (“New Securities”) proposed to be sold by the Company, of an amount of such New Securities as is required for VerifyMe to maintain its fully-diluted ownership percentage as of the time immediately prior to the issuance of such New Securities.  Such right is not applicable to any bona fide business acquisition of or by the Company.  VerifyMe will automatically receive its pro-rata portion of such New Securities simultaneously with the consummation of the related equity financing transaction.

Until June 30, 2014 and upon the Company’s reasonable determination that the Company requires an additional $900,000 to fund its working capital above the level anticipated at the time the parties entered into the Investment Agreement, VerifyMe also has the first right to purchase from the Company, at a discounted rate, (i) 30,000,000 shares of preferred stock of the Company (the “Preferred Stock”) and (ii) a warrant to purchase 30,000,000 Shares.

The Investment Agreement also provides that on or before January 31, 2013, the parties will enter into a Subscription Agreement, as described below, pursuant to which the Company will issue and sell to VerifyMe $1,000,000 stated amount of senior convertible Preferred Stock and a warrant to purchase an additional 33,333,333 Shares.  The aggregate purchase price of $1,000,000 has been placed in escrow pending the execution and delivery of the Subscription Agreement and the consummation of the transactions contemplated thereby.

Page 6 of 11 Pages

Concurrent with the purchase and sale, the Company and VerifyMe entered into ancillary agreements, as described below.  A copy of the Investment Agreement is filed as Exhibit 1.01 to this Schedule 13D and incorporated herein by reference.

Subscription Agreement

Subject to the terms and conditions of the Investment Agreement and the Subscription Agreement, on or before January 31, 2013, VerifyMe will purchase $1,000,000 stated amount of Preferred Stock.  The Company will also issue VerifyMe a warrant granting VerifyMe the right to purchase an additional 33,333,333 Shares with an initial exercise price per Share of $0.12.  The aggregate purchase price will be $1,000,000.  In addition to customary risk factors and indemnification provisions, at any time within two years after the closing date, VerifyMe has the right to require that the Company repurchase all of the capital stock of the Company and warrants exercisable for capital stock of the Company held by VerifyMe, in exchange for the price originally paid by VerifyMe, upon the occurrence of: (a) the consummation of any bona fide business acquisition of the Company, (b) the incurring of any indebtedness of the Company in excess of $2,000,000, (c) the issuance or sale of preferred stock or any other equity securities having a preference on liquidation senior to Shares, or (d) the sale by the Company of its capital stock or warrants exercisable for its capital stock at a price below $0.03 per share.

Warrant

Subject to the terms and conditions of the Investment Agreement and the Warrant (“Warrant”), VerifyMe is entitled, upon surrender of the Warrant, to purchase from the Company up to 48,888,888 Shares at an initial exercise price per Share equal to $0.10.  The Warrant will be exercisable during the term commencing on the date that is six months after December 31, 2012 and terminating five years thereafter.  In addition to customary rights and indemnification provisions, if (i) VerifyMe demands the Company file and make effective a registration statement with the Securities and Exchange Commission (the “SEC”) and (ii) the Company has not filed the registration by the later of (a) two months after the date such registration demand has been made and (b) the six months after the Original Issue Date (as defined in the Warrant) (such date, the “Filing Date”), then (x) beginning on the day following the Filing Date, the applicable exercise price will be reduced by $0.01, (y) until the Company has filed the registration statement with the SEC, on each subsequent one month anniversary of the Filing Date, the applicable exercise price will be reduced by $0.01 (such mechanism, the “Late Filing Reduction”).  A copy of the Warrant is filed as Exhibit 1.02 to this Schedule 13D and incorporated herein by reference.

Page 7 of 11 Pages

Registration Rights Agreement

Pursuant to the Registration Rights Agreement, on or any time after four months after December 31, 2012, VerifyMe may demand that the Company file a registration statement to register the resale or other distribution of the Registrable Securities (as defined in the Registration Rights Agreement) owned by VerifyMe to the shareholders of VerifyMe on a pro rata basis.  The Late Filing Reduction as referred to above is incorporated herein by reference, and the Registration Rights Agreement contains customary procedures and indemnification provisions for the registration rights.  The Company is not required to cause any filing prior to at least six months after December 31, 2012.

Technology and Services Agreement

Pursuant to the Technology and Services Agreement, the Company will (i) support the technology covered by certain patents licensed by VerifyMe to the Company, pursuant to the Patent License Agreement described herein, and (ii) develop certain software developed by VerifyMe sold to the Company, pursuant to the Asset Purchase Agreement described herein.

Patent License Agreement

Pursuant to the Patent License Agreement, the Company acquired an exclusive license for certain technology related to local, mobile, and cloud-based biometric security systems and certain patents for at least an initial period, and thereafter a non-exclusive license thereunder, for use in the development and sale of certain types of products, as further detailed in the Patent License Agreement.

APA

Pursuant to the APA, the Company purchased certain trademark rights, software, and domain name from VerifyMe for a purchase price of $100,000 to be paid by issuing (i) a number of Shares equal to (x) $100,000 divided by (y) $0.045 and (ii) warrants to purchase an equal number of Shares exercisable at a price of $0.10 per Share with a term of five years.

Except as described above or elsewhere in this Schedule 13D or incorporated by reference in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 1.01:	Investment Agreement, dated as of December 31, 2012, between LaserLock Technologies, Inc. and VerifyMe, Inc.

Exhibit 1.02:	Warrant, dated as of December 31, 2012, between LaserLock Technologies, Inc. and VerifyMe, Inc.

Page 8 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  January 10, 2013

VERIFYME, INC.

By:	/s/ Shephard Lane
	Name:	Shephard Lane
	Title:	Director

[Signature Page of Schedule 13D]

SCHEDULE A-1

EXECUTIVE OFFICERS AND DIRECTORS OF
VERIFYME, INC.

The following sets forth the name, business address, title and citizenship of the directors and principal executive officer of VerifyMe, Inc.

NAME	BUSINESS ADDRESS	TITLE	CITIZENSHIP
Claudio Ballard	c/o Nix Patterson & Roach, L.L.P. 205 Linda Drive Daingerfield, TX 75638	Chairman, President	USA
Sandy Fliderman	c/o Nix Patterson & Roach, L.L.P. 205 Linda Drive Daingerfield, TX 75638	Executive Vice President, Secretary	USA
Shephard Lane	c/o Nix Patterson & Roach, L.L.P. 205 Linda Drive Daingerfield, TX 75638	Sole Director	USA

[Schedule A-1 of Schedule 13D]

SCHEDULE A-2

MEMBERS OF
IDENTITY VALIDATION PRODUCTS, LLC

The following sets forth the name, business address, title and citizenship of the members of Identity Validation Products, LLC.

NAME	BUSINESS ADDRESS	TITLE	CITIZENSHIP
Claudio Ballard	c/o Nix Patterson & Roach, L.L.P. 205 Linda Drive Daingerfield, TX 75638	Managing Member	USA

[Schedule A-2 of Schedule 13D]